January 12, 2022

FILED VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:      Connors Funds

Registration Statement on Form N-1A

File Nos. 333-259791 and 811-23742

Ladies and Gentlemen:

At the request of Mr. Sonny Oh and Mr. Tony Burak of the Disclosure Review and Accounting Office of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission as correspondence on behalf of our client, Connors Funds (the “Trust”). This letter is in response to oral comments provided by Mr. Burak on December 29, 2021 and by Mr. Oh on January 7, 2022 in connection with the review of Pre-Effective Amendment No. 1 to the Trust’s registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) filed on December 21, 2021 on behalf of the Connors Hedged Equity Fund (the “Fund”). Set forth below are the Staff’s comments and the Trust’s responses thereto. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Cover Page

1.	We note that the phone number shown on the front facing sheet is not yet operational, similarly under the performance summary there is a website listed that is not yet operational.

RESPONSE: The Trust respectfully notes the Staff’s comment and confirms that the noted phone number and website will be operational when the Fund begins operations.

Prospectus

Fund Summary – Fees and Expenses, Expense Example

2.      We note that the fee and expense waivers that appear to be reflected in the 3 year figure in the expense example table do not appear to be consistent with the stated term of the expense limitation agreement.

RESPONSE: The Trust confirms that the term of the Expense Limitation Agreement is through March 31, 2024, and it has revised the 3 year expense example figure to reflect the effects of that agreement from the approximate date of effectiveness of the Registration Statement through the end of the agreement’s stated term. A corrected Expense Limitation

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Agreement will also be filed as an exhibit to the amendment filing. The updated expense example is set forth below:

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the operating expenses of the Fund remain the same and the contractual agreement to limit expenses remains in effect only until March 31, 2024. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$117	$618

Fund Summary – Principal Investment Strategies

3.      Please remove the text box and incorporate the disclosure from the text box into the body of the principal investment strategy description.

RESPONSE: The Trust has made the requested change. The updated first paragraph of the principal investment strategy section is below (emphasis added):

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. In an effort to reduce volatility and generate income, the Fund will also write call options on a portion of the equity securities in the Fund’s portfolio. An option is a financial instrument that gives the holder the right, but not the obligation, to buy or sell a security at an agreed-upon price (“exercise price”). A call option gives the holder the right to buy a security at the exercise price. In other words, the Fund will sell call options on securities that it owns, giving the buyer of the call option the right to purchase that security from the Fund at the exercise price in exchange for payment of a premium by the call option purchaser.

4.      In the first sentence of the second paragraph, the parenthetical states that mid-cap companies are defined as companies that have market capitalizations of greater than $2 billion at the time of initial purchase. Please provide similar disclosure with respect to how the Fund defines large-cap companies.

RESPONSE: The Trust has made the requested change. The updated first sentence of the second paragraph of the principal investment strategy section is below (emphasis added):

The Fund seeks to invest in a diversified portfolio of equity securities, primarily comprised of common stocks of U.S. large-capitalization (i.e., companies that have market capitalizations of greater than $10 billion at the time of initial purchase) and mid-capitalization companies (i.e., companies that have market capitalizations of ~~greater than~~ between $2 billion and $10 billion at the time of initial purchase).

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Fund Summary – Management of the Fund

5.	Please note that the dates noted under “Investment Experience with the Fund” contemplated a December 2021 fund launch.

RESPONSE: The Trust confirms that the dates under “Investment Experience with the Fund” have been updated to January 2022. The updated table is set forth below:

Portfolio Managers	Investment Experience with the Fund	Primary Title with Adviser
Robert Cagliola	Since January, 2022	Vice President
Robert Hahn	Since January, 2022	Vice President

Additional Information Regarding the Fund’s Investment Objective, Principal Investment Strategies and Principal Risks

6.      Please confirm that the heading “Additional Information Regarding the Fund’s Investment Objective, Principal Investment Strategies and Principal Risks” is consistent with the Table of Contents.

RESPONSE: The Trust has updated the Table of Contents accordingly.

7.      Please note the typo in the first sentence of the third paragraph under “Principal Investment Strategies”

RESPONSE: The Trust confirms that the typo in the first sentence of the third paragraph under “Principal Investment Strategies” has been corrected. The updated sentence is set forth below (emphasis added):

“The Fund seeks to invest in a diversified portfolio of equity securities, primarily comprised of common stocks ~~securities~~ of U.S. large-capitalization (i.e., companies that have market capitalizations of greater than $10 billion at the time of initial purchase) and mid-capitalization companies (i.e., companies that have market capitalizations of ~~greater than~~ between $2 billion and $10 billion at the time of initial purchase).”

8.      Under “How to Redeem Shares” we note the following disclosure: “Your brokerage firm or financial institution may require a redemption request to be received, in proper form, at an earlier time during the day in order for your redemption to be effective as of the day the order is received, in proper form.” Please explain if the Fund has any specific knowledge of an intermediary imposing its own cut off time and if so how the intermediary imposing this early cut off time is consistent with Rule 22c-1 under the 1940 Act.

RESPONSE: The Trust has deleted the referenced disclosure. The revised paragraph titled “Through Your Broker or Financial Institution” is set forth below (emphasis added):

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“You may also redeem your shares through a brokerage firm or financial institution that has been authorized to accept orders on behalf of the Fund at the NAV next determined after your order is received by such organization in proper form. These organizations are authorized to designate other intermediaries to receive redemption orders on the Fund's behalf. The Fund calculates its NAV as of the close of regular trading on the NYSE (generally 4:00 p.m. Eastern time). ~~Your brokerage firm or financial institution may require a redemption request to be received, in proper form, at an earlier time during the day in order for your redemption to be effective as of the day the order is received, in proper form.~~ These organizations may be authorized to designate other intermediaries to act in this capacity. Such an organization may charge you transaction fees on redemptions of Fund shares and may impose other charges or restrictions or account options that differ from those applicable to shareholders who redeem shares directly through the Transfer Agent.”

Back Cover Page

9.	On the back cover page, please ensure that the 1940 Act file number is in a font smaller than that generally used in the prospectus.

RESPONSE: The Trust confirms that it will make the requested change.

Statement of Additional Information

Management of the Trust

10.	In the section titled “Information about Each Trustee’s Qualification, Experience, Attributes or Skills” pursuant to the Plain English requirements, please break out the description of each trustee’s experience into a separate paragraph instead of combining them in one paragraph.

RESPONSE: The Trust confirms that it has made the requested change.

11.  In the “Trustee Ownership of Fund Shares and Other Interests” table, please insert the dollar ranges in the tables itself instead of referencing the ranges by the symbols “A” “B” “C” described in the text before the table.

RESPONSE: The Trust has made the requested change. The updated table is set forth below:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Trustee in Family of Investment Companies
Peter J. Connors	$50,001-$100,000	$50,001-$100,000
Bradford H. Barrett	None	None
Joni S. Naugle	None	None
John R. Morahan	None	None

General Information

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12.	In the last paragraph in the section titled “Description of Shares” we note that the Trust has added the disclosure from prior Staff comments with respect to derivative shareholder actions. We note that there is another item in the Trust’s Declaration of Trust, found in Article VIII Section 2(b)(ii) that describes the ability of the trustees to determine if a suit is not in best interest of the trust and to bar the shareholder from proceeding with derivative action. Please revise Article VII Section 2(b)(ii) of the Declaration of Trust to clarify that this requirement does not apply to claims arising under federal securities laws and add disclosure regarding this limitation. As in prior comments, the Staff is requesting that this disclosure be included in the Fund’s Prospectus.

RESPONSE: The Trust has revised the referenced disclosure as follows and has moved the disclosure to the Prospectus as a new paragraph under the heading “Other Information” immediately preceding the Dividends, Distributions and Taxes section. The revised disclosure is set forth below (additions marked by underlining):

“The Agreement and Declaration of Trust imposes certain conditions on derivative actions that are not otherwise required by law, including that the complaining shareholder must first submit a written demand to the Board, which will be reviewed by the Board within a specified time period, and, in the case of any claim not arising under the federal securities laws, a requirement that the holders of at least a majority of the total outstanding shares of the applicable fund or class join in bringing the action and the right of the Board to determine if a suit is not in best interest of the Fund and to bar a shareholder from proceeding with such a derivative action. Although these conditions are intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a fund or its shareholders as a result of spurious shareholder demands and derivative actions, they may make it more difficult or costly for Fund shareholders to bring derivative actions on behalf of the Fund.”

In addition, the Trust will, as soon as practicable, further amend Article VIII Section 2(b)(ii) to state the following (additions marked by underlining): “(ii) If the demand for derivative action has been considered by the Board of Trustees, and a majority of those Trustees who are not deemed to be Interested Persons of the Trust, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Trust or the affected Series or class, as applicable, the complaining Shareholders shall be barred from commencing the derivative action, except with respect to claims arising under the federal securities laws. If upon such consideration the appropriate members of the Board determine that such a suit should be maintained, then the appropriate officers of the Trust shall commence initiation of that suit and such suit shall proceed directly rather than derivatively. The Board of Trustees, or the appropriate officers of the Trust, shall inform the complaining Shareholders of any decision reached under this sub-paragraph (ii) in writing within five business days of such decision having been reached.”

Part C

13.	In Item 31, we note the reference in the first sentence to a sub-adviser. Please correct or clarify this reference.
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RESPONSE: The Trust confirms that it has deleted the reference to a sub-adviser in Item 31.

14.  For future filings, please consider whether the Powers of Attorney that have been filed as Exhibit 28(q)(1) should be revised to be more narrowly tailored in accordance with the requirements of Rule 483(b) under the Securities Act.

RESPONSE: The Trust respectfully notes the Staff’s comment.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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